FIRST UNITED ETHANOL, LLC
2 West Broad Street
Camilla, GA 31730
(229) 522-2822
March 13, 2006
VIA FEDERAL EXPRESS PRIORITY OVERNIGHT
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	First United Ethanol, LLC
Responses to initial comments on registration statement on Form SB-2 Registration No. 333-130663
Dear Mr. Owings:
We are in receipt of your letter dated January 23, 2006 providing comments on registration statement on Form SB-2 as initially filed on December 23, 2005. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. Also enclosed for your review and in connection with our responses to your comments is Pre-Effective Amendment No. 1 to Form SB-2, which has been redlined to mark our changes and updates.
Prospectus Cover Page
1. The securities you are offering for sale at $1,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, “the total amount due to the [issuer] is received by [the issuer] by a specified date.” See Rule 10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes in lieu of cash, to meet the $28,400,000 minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2).
     RESPONSE: The offering structure is consistent with Rule 10b-9 of the Securities Exchange Act of 1934 because (i) the minimum number of units (40,000) must be sold at a purchase price of $1,000 per unit and 10% of the aggregate minimum offering amount ($4,000,000) must be paid in cash to the escrow agent prior to one year from the effective date of our registration statement; and (ii) the escrow agent must receive cash payments equal to the 90% balance of the aggregate minimum offering amount no later than one year after the effective date of our registration statement prior to releasing funds from escrow.
     Pursuant to our Escrow Agreement, cash proceeds equal or exceeding the minimum offering amount of $40,000,000 must be deposited into the escrow account as one of the conditions of releasing funds from escrow. A mixture of cash proceeds and promissory notes will not satisfy this condition. Section 6 of the Form of Escrow Agreement filed with this Pre-Effective Amendment #1 as Exhibit 4.3 to the registration statement, provides that the escrow account must be terminated no later than one year and one day from the effective date of our registration statement (the “Termination Date”). If, at the end of the one-year period, cash proceeds deposited with the escrow agent do not equal the aggregate minimum offering amount of $40,000,000, the escrow agreement must terminate and the cash deposits must be promptly returned to the purchasers.
     We have revised our registration statement and prospectus throughout to clarify this disclosure.
2. The prospectus cover page should only provide the information required by Item 501(a) of Regulation S-B or allowed under SEC Release No. 33-6900 (June 17, 1991). In this regard, the most significant adverse effects should be highlighted through the use of a concise list of bullet-type statements.
     RESPONSE: The prospectus has been revised as suggested
3. Your statement that “[i]vestments will be held in escrow until the earlier of...” conflicts with the provisions in section 6 of your escrow agreement that indicate that the agreement will be terminated one year and one day following the effective date of the registration statement and in no event later than three months after the termination date of the offering. Please revise or advise.
     RESPONSE: We have revised section 6 of the Escrow Agreement so that the two provisions are no longer in conflict. We are filing the revised Escrow Agreement as Exhibit 4.3 to this Pre-Effective Amendment No. 1.
4. The cross-reference to your Risk Factors section must be highlighted by prominent type or another manner. See Item 501(a)(5) of Regulation S-B. Therefore, please make your cross-reference more prominent by separating it from the Commission Legend.
     RESPONSE: We have revised the prospectus as suggested.
5. Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment.
     RESPONSE: We have revised the prospectus to include our company logo and have replaced some of the maps and charts in the prospectus as noted in other comment responses.

Summary, page 1
6. The Summary section is intended to provide a brief overview of the most material aspects of the offering. Your summary is too long. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. See Item 503(a) of Regulation S-B. The summary is only intended to provide a brief snapshot of the offering. Please revise to reduce the excess detail of many of your subsections, such as “Escrow Procedures.” Please also revise this section to comply with the Plain English requirements of Rule 421 of Regulation C.
     RESPONSE: We have revised the prospectus as requested.
Forward Looking Statements, page 5
7. Please move this section so it follows the Risk Factors section. The forepart of your document should consist of the cover page, summary and risk factors.
     RESPONSE: We have revised the prospectus as suggested.
Important Notices to Investors, page 6
8. We note your statement that, “During the course of the offering of the units and prior to the sale of the units, each prospective purchaser and his or her representatives, if any, are invited to ask questions of, and obtain additional information from, our representatives concerning the terms and conditions of this offering, us, our business, and other relevant matters. We will provide the requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.” Please advise us as to whether you intent to send to investors any written information other than the prospectus contained in this registration statement. If you intend to send written information, please advise us as to how you intend to comply with section 5 of the Securities Act.
Similarly, we note your disclosure on page 66 that, “In addition to and apart from this prospectus, we may use certain sales material in connection with this offering.” With respect to these sales materials, please tell us whether they will meet the requirements of section 10 and how you intend to comply with section 5 of the Securities Act, rule 164 under the Securities Act of 1933 and rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with rule 134 under the Securities Act of 1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.
     RESPONSE: During the waiting period, the Company intends to distribute electronic and written communications about the offering pursuant to Rules 164 and 433 under the Securities Act of 1933. These communications will consist of a website and a power point presentation. Screen shots of the internet pages to be posted on the website and copies of the power point presentation have been previously provided to the SEC examiner under separate cover. All of these communications will be treated as “free writing prospectuses” under Rules 164 and 433 and will comply with the following four conditions: (i) each free writing prospectus will be filed with the Commission no later than its first day of use; (ii) each free writing prospectus will include a legend stating where a registration statement and statutory prospectus are available; (iii) each free writing prospectuses not filed due to similarity with previous filings will be retained for three years; and (iv) each free writing prospectus will be accompanied or preceded by the most recent statutory prospectus. Any communication not preceded or accompanied by the prospectus will comply with Rule 134 of the Securities Act of 1933.
     Once the registration statement is declared effective, the Company intends to continue using these same marketing materials which will be preceded or accompanied by the final prospectus. The Company intends to rely on Rule 172 which allows the delivery requirement to be satisfied by providing access to the final prospectus.
Risk Factors, page 7
9. We note your disclosure on page 42 indicating that Fagen and/or ICM will either own or obtain the license to utilize the technology necessary for your plant. This appears to be a material uncertainty that you should add to your risk factors.
     RESPONSE: We have revised the prospectus as suggested to include this uncertainty as a risk factor under the heading “Risks Related to Construction of the Ethanol Plant.”
Risk Related to the Offering, page 7
We are not experienced in selling securities..., page 7
10. We note your statement that, “Our directors have significant responsibilities in their primary occupations in addition to trying to raise capital.” Please disclosure the “primary occupations” of these directors and quantify the “significant portion” of their time that you expect they will have available to devote to offering your securities.
     RESPONSE: The prospectus has been revised as suggested.
Risks Related to Conflicts of Interest, page 15
11. Your disclosure in this section and in other sections of your prospectus does not appear to provide an investor with a clear understanding of your conflict of interest with Fagen. In your first risk factor in this section, you state that you have no independent directors but you then discount that risk based on the fact that your director’s investment interest is directly adverse to Fagen. However, in your third risk factor in this section you state that the agreement with Fagen was not negotiated at arm’s length. Later in your prospectus, on page 32, you state that neither Fagen nor ICM is an affiliate. From these disclosures it is difficult to determine that exact nature of your conflict of interest with Fagen. Please revise to clearly state the nature of your conflict of interest with Fagen. Further, avoid using language in your risk factor that mitigates the risk.

     RESPONSE: We have revised the risk factors as requested.
Determination of the Offering Price, page 21
12. You state that you determined the unit offering price based on your estimate of capital and expense requirements. However, even if you receive the maximum funds, you will still require approximately $54,000,000 in loans and other financing after your offering. Therefore, please provide the factors you considered in determining the offering price of $1,000. See Item 504(a) of Regulation S-B. For example, why did you not set the offering price at a higher figure so that you would not have to borrow funds if you sold the maximum number of units? Finally, please consider whether your recent private placements at $500 per unit contributed to the calculation of the offering price.
     RESPONSE: We determined the offering price of $1,000 per unit based primarily upon our cost of capital analysis, which concluded that a certain level of debt capital would produce the most efficient cost of capital. We also determined our capitalization requirements based upon historical industry standards. In addition, in setting the offering price of $1,000 per unit, we considered the impact of our recent private placement offering prices of $500 and $333.34 per unit. Our current disclosures reflect these determinations.
Management’s Discussion and Analysis and Plan of Operation, page 24
Overview, page 24
13. Please update your disclosures to provide Fagen’s current cost estimate to design and construct the ethanol plant. We note that Fagen’s firm estimate expired on December 31, 2005.
     RESPONSE: We have received an updated letter of intent from Fagen which we are filing as Exhibit 10.5 to this Pre-Effective Amendment No. 1. The prospectus has been revised throughout to reflect the impact of the updated cost estimate to design and construct the ethanol plant.
Capitalization Plan, page 29
14. Please update your disclosures to provide the current status of your efforts to obtain the debt financing needed to finance the construction of the ethanol plant.
     RESPONSE: Our prospectus currently states: “We do not have contracts or commitments with any bank, lender, underwriter, governmental entity or financial institution for debt financing. We have started identifying and interviewing potential lenders, however, we have not signed any commitment or contract for debt financing. Completion of the project relies entirely on our ability to attract these loans and close on this offering.” This statement reflects the current status of our efforts to obtain debt financing. At this time we are still in contact with several lenders but have not obtained any commitment or contract for debt financing.

Estimated Use of Proceeds, page 31
15. Please revise the table of page 32 to include a footnote indicating the amount and the category in which you included director and employee salaries and benefits.
     RESPONSE: We have revised the prospectus as requested.
Industry Overview, page 33
16. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you prominently include many factual statements, but you do not always indicate whether the source of this information is based upon management’s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:
•	“The 2004 corn crop was the largest corn crop on record with national production at approximately 11.8 billion bushels.” (MD&A, page 28)

•	“[W]e expect our plant to be the only major source of ethanol in Georgia, Alabama, Florida and much of the southeast. (Business, page 43)

•	“Our business plan and feasibility study indicated that the 17 county region around the proposed plan area currently consumes 18 million bushels of corn, but produces only 16 million bushels.” (Business, page 46)
These are only examples. The Management’s Discussion and Analysis and Plan of Operation, Industry Overview and Business sections in particular contain a number of other examples. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon third-party statements, reports or articles, please provide us with support for these statements. Please set forth in the prospectus the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third-party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation of S-B for additional guidance. Alternatively, you may adopt these statements as your own.
     RESPONSE: We have revised the prospectus as suggested. Throughout the MD&A and Business sections, we have revised our disclosures in many instances to adopt the statements as our own. Any statements not adopted as our own are based upon information publicly available without cost or at nominal expense. In other instances, we have identified in the prospectus the reports upon which we have relied to make statements not adopted as our own. We are enclosing the reports requested and have highlighted the relevant portions in order to facilitate your review.
General Ethanol Demand and Supply, page 33

17. We note your use of a graph on page 34 from the American Coalition for Ethanol. Please revise the top of the chart to either explain or delete the reference to HR 6 RFS.
     RESPONSE: We have revised the prospectus as suggested.
Our Primary Competition, page 36
18. Please enhance your competition discussion to include the recent emergency of several other planned ethanol projects in and around Atlanta and the Southeast region. Please discuss these developments in the Management’s Discussion and Analysis and Plan of Operation section.
     RESPONSE: We have revised the prospectus as requested to include an enhanced discussion of the new projects in the Southeast region of the United States, both under the section entitled “Our Primary Competition” and under the “Management’s Discussion and Analysis and Plan of Operation” section.
Description of Business, page 40
Ethanol Pricing, page 43
19. The details for the chart on page 44 are illegible. Please revise your chart so it is legible.
     RESPONSE: We have revised the chart as requested.
Natural Gas, page 50
20. The chart you have provided on page 51 is difficult to read and the references within the chart are confusing and do not seem to agree with your disclosure. Please revise your chart and your disclosure to better integrate your discussion and your chart.
     RESPONSE: We removed the chart and instead expanded our narrative disclosure on this matter.
Design-Build Team, page 53
21. Please identify the companies with which Fagen has entered into agreements to build or is in the process of building ethanol manufacturing plants. Please quantify the number of companies similar to yours with which Fagen has entered into a letter of intent to produce their ethanol pants, and disclose whether any of these projects are located in Georgia or surrounding states. Disclose the order in which those agreements were entered into and whether Fagen will complete those projects before beginning your project. Also, please briefly discuss these competing plants in your Risk Factors section.

     RESPONSE: The information requested is proprietary business information of Fagen and is not available to us. We have revised the prospectus to emphasize the risk that Fagen’s commitment to other projects may cause delays in the construction of our facility. Please refer to the new risk factor added under “Risks Related to Construction of the Ethanol Plant.”
Construction and timetable for completion of the project, page 54
22. Please expand your discussion in the second sentence concerning commissioning so a reader not familiar with your industry can understand your use of this term.
     RESPONSE: We have revised the prospectus to delete the use of the word “commissioning” and replace it with “site engineering and start-up.” Upon review of the use of the term “commissioning”, we felt that “site engineering and start-up” more accurately described the activities at the plant during that time.
Other Consultants, page 54
23. Please advise us if either BioEnergy Capital Consultants, LLC or Thompson, Hoffman & Company is a broker-dealer? If so, identify them as an underwriter.
     RESPONSE: Neither BioEnergy Capital Consultants, LLC nor Thompson, Hoffman & Company is a broker-dealer. In addition, neither of these companies will be involved in the sales of our membership units.
24. Please provide us with additional information concerning the activities BioEnergy will perform in connection with the equity drive meetings. We may have additional comments upon review of your response.
     RESPONSE: BioEnergy Capital Consultants, LLC will not have a direct role in connection with our equity drive meetings. Pursuant to our Consulting Agreement with BioEnergy Capital Consultants, BioEnergy will assist us in the planning of our equity marketing effort, including preparation of written and visual equity marketing materials (including, but not limited to, a power point presentation) and training our officers and directors to conduct our equity marketing effort. However, only our authorized directors and officers will be conducting sales of our units. BioEnergy Capital Consultants, LLC will not be involved in these presentations. A copy of our Consulting Agreement is attached for your review.
25. Please provide us with additional information on how Thompson, Hoffman & Company plans to locate a potential equity partner. We may have additional comments upon review of your response.
     RESPONSE: Thompson, Hoffman & Company has current business relationships with a number of eligible investors. It is possible that Thompson, Hoffman & Company may alert these investors about the Company’s registered offering, however, Thompson, Hoffman & Company will not be offering or selling securities on behalf of the Company nor will it generally solicit or advertise the offering even in states where such general solicitation and advertising may be permitted due to registration of the securities in such state. Thompson, Hoffman & Company does not have any arrangements or agreements with any potential equity partner to invest in the Company.
Executive Compensation, page 61
26. You state that each of your directors “may” receive compensation for attending board of directors meetings. Please disclose the anticipated amount of compensation that they may receive.
     RESPONSE: At this time, we do not yet know the amount of compensation that the directors may receive for attending board meetings. We have revised the prospectus to reflect that currently, they are only reimbursed for their mileage for attending the meetings, and we anticipate that they will be compensated in a reasonable amount based on the standards in the industry.
27. In this section, you disclose that your officers are not currently compensated. The financial statements should reflect all your cost of doing business. Please advise or revise the financial statements to reflect the fair value of the services provided by the officers, at no cost, as a capital contribution with a corresponding charge to the appropriate expense. See SAB Topic 5:T.
     RESPONSE: From the period of inception through September 30, 2005, we had two directors perform some functions that officers normally would fulfill. The vast majority of the time spent by these directors on First United Ethanol related to activities normally associated with ownership (i.e. deciding if and how many resources they should allocate to the possible business) or oversight roles normally associated with directors instead of officers. We estimate that the hours spent by these two individuals was approximately 5 hours per month each, and we estimate that reasonable compensation for the officers’ functions for a company that would be of similar size and circumstances would be approximately $65,000 per year or $31.25 per hour. Thus, for the period from inception through September 30, 2005, the value of the services received but not recorded as a contribution of capital was approximately $2,500. We do not believe that this is material to the financial statements and therefore did not record it. On a going forward basis, if estimated compensation is material for the employee functions or duties performed by our directors, we will record it as compensation expenses with a credit to equity. We have recorded the compensation as a contribution for the interim period ending December 31, 2005.
28. Please revise your disclosure to ensure that you have consolidated all of your related party transactions into your certain relationships and related transactions disclosure. See Item 404 of Regulation S-B. We note several related party transactions are disclosed in different areas of your prospectus. For example, on page 15 you disclose that Fagen will not only design and construct the plant, but also will be involved in all aspects of the organization. Also, in note 5 to the financial statements, you disclose that you have an officer and director who is also the senior vice president and director of the bank where your cash is deposited. Further, you also lease your office space from the same bank. Finally, you disclose on page 59, that John B.

Johnson, a director, is also a director of Mitchell Electric Corp., which First United Ethanol may rely upon for electricity. Please disclose whether the terms of these arrangements are comparable to those you could have obtained from any unaffiliated third party.
     RESPONSE: We have revised the prospectus as requested.
29. We note your disclosure elsewhere regarding conflicts with Fagen and that Fagen has been engaged in similar projects. Please identify Fagen as a promoter and provide the disclosure required by Item 404 of Regulation S-B with respect to Fagen. Also, please provide us with an analysis as to whether Fagen is required to register as a broker-dealer.
     RESPONSE: Upon review of the definition of promoter as set forth in Rule 405 of Regulation C, we do not believe it is accurate to describe Fagen, Inc., as a promoter because Fagen, Inc., has not, directly or indirectly, taken the initiative in founding and organizing our business nor has it received any consideration in exchange for services related to the founding and organizing of our business. Although Fagen, Inc. has provided guidance with site selection and analysis, and provided referrals to permitting specialists and railroad consultants, our board of directors, along with our seed capital investors, are directly responsible for founding and organizing our business. Since Fagen, Inc. is not a promoter, it is not a related party and the letter of intent is not properly disclosed as a related party transaction. Accordingly, we have not included references to transactions with Fagen, Inc. in the related transactions section of the prospectus. Fagen, Inc. is not required to register as a broker-dealer because it is not effectuating sales of our securities.
Plan of Distribution, page 62
The Offering, page 62
30. We note your reliance upon the safe harbor provided by Rule 3a4-1. Please provide us with an analysis demonstrating that you satisfy the conditions of the exemption. We may have further comments.
     RESPONSE: The analysis of our basis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:
1)	The directors and officers referenced as people who will sell on behalf of the registrant are not subject to a statutory disqualification, as defined in section 3(a)(39) of the Act, at the time of their participation.

2)	The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

3)	The directors and officers are not at the time of their participation associated persons of a broker or dealer.

4)	The directors and officers meet all of the following conditions:

a.	The directors and officers primarily perform, or intended primarily to perform at the end of the offering, substantial duties for or on behalf of the registrant, otherwise than in connection with transactions in securities; and

b.	The directors and officers were not brokers or dealers, or associated persons of a broker or dealer, within the preceding 12 months; and

c.	The directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.
Financial Statements, page F-1
Statement of Operations, page F-4
31. We note that you disclose that there were 2,600 units outstanding as of September 30, 2005, of which 2,000 were issued in September. Please advise us of the exact September issuance date(s) and your calculation in arriving at a weighted average of 600 units outstanding as disclosed on the face of the statement of operations.
     RESPONSE: The exact issuance date of the 2000 units was September 30, 2005, which was the acceptance date by the Company of the subscriptions received earlier in September. The units were not issued or outstanding until the subscription had been accepted on September 30, 2005. Based on the one day outstanding, the weighted average calculation should have reported units of 610 instead of 600. This correction is reflected in the financial statements filed with this Pre-Effective Amendment No. 1 to Form SB-2.
Undertakings, II-2
32. Please revise your undertakings to include the undertakings of Item 512(a)(4) and (g) of Regulation S-B.
     RESPONSE: We have revised the registration statement as requested.
Exhibits
33. Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective.
     RESPONSE: In order to facilitate your review, we are filing a form of the legal opinion with this Pre-Effective Amendment No. 1 to Form SB-2 as Exhibit 5.1.
34. Counsel must consent in each opinion to the prospectus discussion of that opinion, the reproduction of the opinion as an exhibit and being named in the registration statement. Please include a reference in the exhibit index to the location of such consent for legal and tax counsel.
     RESPONSE: We have revised the opinions and exhibit index as requested.
Exhibit 4.2

35. Please tell us why you want investors to make the statement in paragraph E.6.m. Include an explanation of the legal benefit of the clause to you.
     RESPONSE: We have deleted paragraph E.6.m in Exhibit 4.2. A revised subscription agreement is attached as Exhibit 4.2 to this Pre-Effective Amendment No. 1 to Form SB-2.
Updated Financial Statements
Pursuant to Item 310 of Regulation S-B, we have included our unaudited financial statements for the interim period ending December 31, 2005.
Additional Updates and Changes by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to our registration statement on Form SB-2 as follows:
We have updated the Renewable Fuels Association chart showing planned and operational ethanol plants in the section of our prospectus entitled “INDUSTRY OVERVIEW – Our Primary Competition.” We have also included numerous updates to industry information to inform investors of recent developments in the industry.
Our management continues to explore the possibility of using biomass as an alternative source for producing ethanol. We have updated the disclosures in our prospectus to inform investors of this possibility and the accompanying risks involved. Please refer to the “Risks Related to the Production of Ethanol” and “Management’s Discussion and Analysis and Plan of Operation.”
We have updated the total project cost estimate to reflect the updated price estimate in the renewed letter of intent with Fagen, Inc. We have filed the renewed letter of intent with this Pre-Effective Amendment No. 1 as Exhibit 10.5. Our project budget has caused changes in the minimum and maximum offering amounts and the estimated amount of debt financing necessary for project capitalization. We have extensively revised the prospectus to reflect these changes.
We have included two additional material contracts with this Pre-Effective Amendment No. 1: Exhibit 10.6 is the Phase I and Phase II Agreement between First United Ethanol, LLC and Fagen, Engineering, LLC. Exhibit 10.7 is the Services Agreement between First United Ethanol, LLC and ICM, Inc.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Status of Review of Form SB-2 by the Alabama, Florida and Georgia Securities Departments

Alabama – We have withdrawn our registration statement from the State of Alabama due to our management’s plan to sell securities primarily in the states of Georgia and Florida plus additional states in which the Company is eligible to rely upon exemptions from the registration requirements of such states.
Florida – Pending.
Georgia - Pending.

Sincerely,

FIRST UNITED ETHANOL, LLC

By:	/s/ Murray Campbell

Murray Campbell, President and Chairman
Enclosures
cc: Florida Financial Services Commission
     Georgia Securities and Business Regulation Division